[Exhibit 99.3]
2009 Annual Business Report
Table of Contents

1. Business Overview	2

(1) Business Results and Financial Statements for the Past Three Fiscal Years (FY2007 – FY2009)	2

2. Company Overview	2

(1) Registered Purpose of the Company	2

(2) Description of Primary Business	3

(3) Problems Confronting the Company	3

(4) Business Offices and Game Development Facilities	3

(5) Stock	3

(6) Debenture	3

(7) Major Shareholders	4

(8) Investment in other Companies	4

(9) Directors Holding Concurrent Positions	4

(10) Material Transactions with Related Parties	5

(11) Significant Creditors	5

(12) Employees	5

(13) Directors and Auditors	5

(14) Material Events after the end of FY 2009	5

3. Financial Statements as of and for the fiscal years ended December 31, 2009 and 2008	6

(1) Balance Sheet	6

(2) Income Statement	7

(3) Statements of Appropriation of Retained Earnings	9

1. Business Overview
(1)	Business Results and Financial Statements for the Past Three Fiscal Years (FY2007 – FY2009)
[Unit: KRW]

Category	FY 2009	FY 2008	FY 2007
Current Assets	74,522,234,178	62,479,848,031	61,201,545,490
• Quick Assets	74,480,138,801	62,437,752,654	61,156,844,543
• Inventories	42,095,377	42,095,377	44,700,947
Non-current Assets	26,444,523,461	33,986,383,899	34,147,146,665
• Investment Asset	10,948,571,804	16,516,682,786	14,444,810,113
• Tangible Asset	1,453,967,737	2,778,126,664	4,246,307,112
• Intangible Asset	11,831,295,901	12,510,309,681	12,310,767,578
• Other Non-current Asset	2,210,688,019	2,181,264,768	3,145,261,862
Total Assets	100,966,757,639	96,466,231,930	95,348,692,155
Current Liabilities	8,337,706,064	6,366,734,225	8,083,683,838
Non-current Liabilities	9,842,151,958	10,050,040,467	10,471,639,071
Total Liabilities	18,179,858,022	16,416,774,692	18,555,322,909
Common Stock	3,474,450,000	3,474,450,000	3,474,450,000
Additional paid-in capital	74,935,002,691	74,453,396,848	73,851,580,153
Retained earnings (Accumulated Deficit)	1,926,762,342	(1,155,734,413)	(2,076,674,908)
Capital Adjustment	445,206,322	893,302,099	1,597,604,250
Accumulated other comprehensive income and expense	2,005,478,262	2,384,042,704	(53,590,249)
Total Shareholders’ Equity	82,786,899,617	80,049,457,238	76,793,369,246
Revenues	43,945,590,171	41,982,911,692	33,685,656,151
Operating Income (Loss)	11,770,320,038	7,391,182,939	(10,020,381,637)
Income (Loss) before income tax	7,069,619,206	4,394,260,231	(24,703,747,165)
Net Income (Loss)	3,082,496,755	920,940,495	(27,558,972,885)
2. Company Overview
(1)	Registered Purpose of the Company
1)	Software Consulting, development and publishing

2)	Software, CD development and sales

3)	Development of telecommunication related software

4)	Making, development, publishing, sales and consulting of digital contents including game software

5)	Online network gaming service

6)	Software development regarding applicator package

7)	Computer program development and sales

8)	Software Export-Import

9)	E-commerce

10)	Character business

11)	Animation business

12)	Leasing business

13)	Restaurant business

14)	Media related business

15)	Printing & publishing business

16)	Record & video making and distribution

17)	All business related to above items 1) – 16)

(2)	Description of Primary Business
Gravity Co., Ltd. (the “Company”) is the developer of an MMORPG, Ragnarok OnlineTM, which is commercially offered in 57 markets worldwide, including Korea, Japan, China, Taiwan, Southeast Asia, the United States and Europe since its launch in August 2002.
The Company commercially launched Emil Chronicle Online in August 2007 and it is currently offered in Korea, Thailand, Hong Kong, Taiwan, Indonesia, Singapore and Malaysia. Requiem, which was commercially launched in October 2007, is currently serviced in 18 markets including Korea, the United States and Russia.
Having strong global network and success from Ragnarok OnlineTM, the Company is expanding its business areas from online game development and publishing to cultural contents industry based on various platforms, such as animation, game character merchandising, development of console games and IPTV games.
In addition, in order to strength its presence in the overseas markets, the Company has subsidiaries in the United States, Japan, France and Russia, and NeoCyon, Inc., a subsidiary for its mobile business in Korea.
(3)	Problems Confronting the Company
Since the Company operates in a highly competitive industry, the Company is making every effort to enhance its development capacity and to maintain and increase its market share in overseas markets to preserve its competitive advantage.
Due to its high dependence on Ragnarok OnlineTM , the Company is in need of diversified revenue structure, global market expansion and new business initiatives for sustainable revenue growth. The Company is doing its best to build its next game line-up in various genres through in-house development or publishing, as well as diversifying its business portfolio with multi-platform businesses.
(4)	Business Offices and Game Development Facilities

Classification	Location
Head Office	Nuritkum Square Business Tower 15F, 1605 Sangam-Dong, Mapo-Gu, Seoul 121-795, Korea
Game Development Facilities	Nuritkum Square R&D Tower 15F, 1605 Sangam-Dong, Mapo-Gu, Seoul 121-795, Korea
(5)	Stock
	Total number of shares
[As of December 31, 2009]

Total number of shares authorized	Total number of shares issued	Total number of shares unissued
40,000,000 shares	6,948,900 shares	33,051,100 shares
‚	Type of Stock issued

[Par value per share: KRW 500]	[As of December 31, 2009]

Type	No. of shares	Total face value	%	Remarks
Registered common stock	6,948,900 shares	KRW 3,474,450,000	100%
(6)	Debenture
[As of December 31, 2009]

Type	Date of issuance	Issuing Amount	Interest Rate	Balance from issuance	Redemption date	Remarks
—	—	—	—	—	—	—

*	Company currently has no debentures and has no plan to have debentures in the future.

(7)	Major Shareholders
[As of December 31, 2009]

			Transaction with
Shareholder	Shares owned	%	the Company	Remarks
GungHo Online Entertainment, Inc.	4,121,739	59.31	*	—
Moon Capital Management LP	397,314	5.72	—	—
Others	2,429,847	34.97	—	—
Total	6,948,900	100.00	—	—
*	Refer to “(10) Material Transactions with Related Parties.”
(8)	Investment in Other Companies
[As of December 31, 2009]

Subsidiaries				Relationship with Company
						Transaction
Name	Location	Common Stock	Main business	Shares owned	%	relationship
Gravity Interactive, Inc.	California, US	USD 5,040,000	Gaming Service	100,000	100.00%	Subsidiary
Gravity Entertainment Corp.	Tokyo, Japan	JPY 167,850,000	Animation making/service	1,000	100.00%	Subsidiary
Gravity EU SASU	Paris, France	EUR 1,800,000	Gaming Service	18,000	100.00%	Subsidiary
Gravity Middle East & Africa FZ-LLC*	Dubai, U.A.E.	AED 7,800,000	Gaming Service	7,800	100.00%	Subsidiary
Gravity RUS Co., Ltd.	Moscow, Russia	RUB 63,809,220	Gaming Service	N/A	99.99%	Subsidiary
NeoCyon, Inc.	Seoul, Korea	KRW 964,005,000	Mobile game development	185,301	96.11%	Subsidiary

*	The liquidation of Gravity Middle East & Africa FZ-LLC was in progress as of December 31, 2009.
(9)	Directors Holding Concurrent Positions
[As of December 31, 2009]

Director		Company
Name	Position	Name	Position	Responsibility
Toshiro Ohno	President & CEO	Gravity Co., Ltd.	President & CEO	Overall management
		Gravity Interactive, Inc.	Executive Director
Yoon Seok Kang	CEO	Gravity Co., Ltd.	CEO	Overall management
		NeoCyon, Inc.	Executive Director
		Gravity Interactive, Inc.	Executive Director
		Gravity Entertainment Corp.	Executive Director
		L5 Games Inc.*	Executive Director
Yoshinori Kitamura	Executive Director	Gravity Co., Ltd.	Executive Director	COO
		NeoCyon, Inc.	CEO	Overall management
		Gravity Interactive, Inc.	CEO	Overall management
		Gravity Entertainment Corp.	CEO	Overall management
		L5 Games Inc.*	Executive Director

*	A subsidiary of Gravity Interactive, Inc.

(10)	Material Transactions with Related Parties
[Unit: 1,000 KRW]

	Revenue		Purchase Amount		Credit		Liabilities
Related persons, companies	FY2009	FY2008	FY2009	FY2008	FY2009	FY2008	FY2009	FY2008
GungHo Online Entertainment, Inc.	29,035,925	19,103,039	671,134	410,902	2,234,275	3,083,310	6,316,258	5,424,670
Gravity Interactive, Inc.	1,201,390	761,878	—	—	246,953	108,914	96,862	170,942
Gravity Entertainment Corp.	—	29,751	—	—	26,597	29,358	618,828	666,475
Gravity CIS Co, Ltd.	409,549	563,667	—	—	1,159,861	904,887	47,237	105,642
Gravity EU SASU	286,828	191,333	—	—	1,045,994	519,448	9,478	32,226
Gravity Middle East & Africa FZ-LLC	—	20,012	—	—	—	—	1,820,301	—
Gravity RUS Co., Ltd.	—	—	—	—	—	—	—	—
NeoCyon, Inc.	1,709,722	1,450,784	914,000	1,352,885	1,295,605	847,760	108,881	211,957
Total	32,643,414	22,120,464	1,585,134	1,763,787	6,009,285	5,493,677	9,017,845	6,611,912
(11)	Significant Creditors

The Company had no significant creditors as of December 31, 2009.
(12)	Employees
[As of December 31, 2009]

Category	Directors & Officers	Developers	Marketing/Operating	Finance/Administration	Total
Employees	12	240	56	56	364
(13)	Directors and Auditors

Transaction
Permanent/Non				with the
permanent	Name	Position	Main work	Company	Remarks
Permanent	Toshiro Ohno	President & CEO	President & CEO	—	—
Permanent	Yoon Seok Kang	CEO	CEO	—	—
Permanent	Yoshinori Kitamura	Executive Director	COO	—	—
Permanent	Kazuki Morishita	Executive Director	—	—	—
Permanent	Kazuya Sakai	Executive Director	—	—	—
Permanent	Luke Kang	Independent Director	Member of audit committee	—	—
Permanent	Phillip Young Ho Kim	Independent Director	Member of audit committee	—	—
Permanent	Jong Gyu Hwang	Independent Director	Member of audit committee	—	—
(14)	Material Events after the end of FY 2009

N/A

3. Financial statements as of and for the fiscal year ended December 31, 2009 and 2008
(1) Balance Sheets
FY 2009: as of December 31, 2009
FY 2008: as of December 31, 2008
[Unit: KRW]

	FY 2009		FY 2008
Items	Amount		Amount
Assets
Current Assets		74,522,234,178		62,479,848,031
Quick assets		74,480,138,801		62,437,752,654
Cash and cash equivalents	47,667,920,811		47,877,965,989
Short-term financial instruments	11,500,000,000		4,000,000,000
Short-term available-for-sale securities	4,973,185,000		—
Accounts receivable	6,760,175,357		6,390,543,944
Allowance for doubtful accounts	(432,692,689)		(242,176,285)
Short-term loans	955,515,449		47,777,540
Allowance for doubtful accounts	(334,856,000)		—
Other accounts receivable	166,795,761		513,759,755
Allowance for doubtful accounts	(4,437,427)		(26,465,808)
Accrued income	388,074,931		244,989,737
Allowance for doubtful accounts	(26,170,653)		—
Advance payments	1,034,495,525		1,587,956,457
Prepaid expenses	316,944,808		387,996,259
Prepaid income taxes	1,227,228,339		1,296,107,573
Refund of income taxes receivable	287,959,589		359,297,493
Inventories		42,095,377		42,095,377
Inventory-resale	42,095,377		42,095,377
Non-current Assets		26,444,523,461		33,986,383,899
Investment assets		10,948,571,804		16,516,682,786
Equity method investments	9,409,490,036		9,454,345,670
Long-term available-for-sale securities	1,518,526,382		6,074,336,096
Long-term loans	336,408,308		988,001,020
Allowance for doubtful accounts	(315,852,922)		—
Tangible assets		1,453,967,737		2,778,126,664
Computer and equipment	10,599,873,171		10,848,947,282
Accumulated depreciation	(9,596,357,602)		(8,861,092,732)
Vehicles	28,110,738		28,110,738
Accumulated depreciation	(28,110,738)		(28,110,738)
Furniture and fixtures	857,711,856		891,535,865
Accumulated depreciation	(801,415,170)		(664,090,228)
Leasehold improvements	745,967,319		729,517,319
Accumulated depreciation	(351,811,837)		(166,690,842)
Intangible assets		11,831,295,901		12,510,309,681
Capitalized R&D cost, net	11,006,644,166		10,894,358,850
Software	586,052,431		1,356,668,210
Other intangible assets, net	238,599,304		259,282,621
Other non-current assets		2,210,688,019		2,181,264,768
Leasehold deposits	1,183,983,000		1,176,550,000
Long-term prepaid expenses	100,581,829		78,591,578
Other non-current assets	926,123,190		926,123,190
Total assets		100,966,757,639		96,466,231,930
Liabilities
Current liabilities		8,337,706,064		6,366,734,225
Accounts payable	2,972,889,542		3,064,181,711
Advances received	1,885,836,888		68,746,780
Withholdings	153,307,918		136,755,567
Deferred income	3,037,020,561		2,724,061,172
Income tax payable	288,651,155		362,988,995
Deposits received	—		10,000,000
Non-current liabilities		9,842,151,958		10,050,040,467
Long-term deferred income	9,679,061,958		9,900,522,467
Asset retirement obligation	99,000,000		99,000,000
Leasehold deposit received	64,090,000		50,518,000
Total liabilities		18,179,858,022		16,416,774,692

	FY 2009		FY 2008
Items	Amount		Amount
Shareholders’ equity
Common stock		3,474,450,000		3,474,450,000
Common stock	3,474,450,000		3,474,450,000
Capital surplus		74,935,002,691		74,453,396,848
Additional paid-in capital	73,255,072,627		73,255,072,627
Other capital surplus	1,679,930,064		1,198,324,221
Capital adjustments		445,206,322		893,302,099
Stock options	445,206,322		893,302,099
Accumulated other comprehensive income and expense		2,005,478,262		2,384,042,704
Unrealized loss on available-for-sale securities	(1,119,704)		(1,119,704)
Net accumulated comprehensive income of equity method investees	2,052,967,661		2,385,162,408
Net accumulated comprehensive expense of equity method investees	(46,369,695)		—
Retained earnings (accumulated deficit)		1,926,762,342		(1,155,734,413)
Unappropriated retained earnings (undisposed accumulated deficit)	1,926,762,342		(1,155,734,413)
Total shareholders’ equity		82,786,899,617		80,049,457,238
Total liabilities and shareholders’ equity		100,966,757,639		96,466,231,930
(2) Income Statements
FY 2009: for the year ended December 31, 2009
FY 2008: for the year ended December 31, 2008
[Unit: KRW]

	FY 2009		FY 2008
Items	Amount		Amount
Revenues		43,945,590,171		41,982,911,692
Online games-subscription revenue	4,774,859,839		7,483,723,302
Online games-royalties and license fees	35,878,263,413		31,586,974,516
Mobile games	1,665,848,278		1,453,283,697
Character merchandising, animation and other revenue	1,626,618,641		1,458,930,177
Cost of revenues		13,775,721,404		15,943,743,841
Cost of revenues-games	13,628,960,604		15,942,346,972
Cost of revenues-other	146,760,800		1,396,869
Gross profit		30,169,868,767		26,039,167,851
Selling and administrative expenses		18,399,548,729		18,647,984,912
Salaries	6,165,967,337		6,326,567,667
Severance benefits	408,170,090		553,506,480
Employee benefits	1,155,476,756		1,474,826,991
Transportation	588,052,694		399,332,093
Entertainment	64,179,570		86,607,475
Communication	69,423,714		96,029,385
Taxes and dues	299,444,860		349,137,320
Depreciation	732,966,378		801,950,816
Rent	1,007,730,710		1,645,140,809
Insurance premium	223,839,119		235,503,274
Vehicles maintenance	7,362,250		7,828,249
Freight expenses	5,492,632		6,278,119
Repairs expenses	6,449,210		7,209,455
Training expenses	5,033,246		4,225,270
Books & subscription	41,487,297		30,211,458
Office supplies	68,763,624		71,687,435
Commission paid	3,749,041,358		3,538,424,447
Advertising	1,022,867,621		871,673,348
Research and development	1,781,797,670		1,407,974,548

	FY 2009		FY 2008
Items	Amount		Amount
Bad debt	359,149,891		110,305,138
Amortization on intangible assets	621,967,986		623,565,135
Compensation expenses associated
with stock option	14,884,716		—
Operating income		11,770,320,038		7,391,182,939
Non-operating income		5,927,326,029		8,362,503,789
Interest income	2,272,865,689		2,641,999,091
Gain on foreign currency translation	82,328,259		453,240,861
Gain on foreign exchange transactions	1,786,136,646		3,929,580,828
Gain on valuation of equity-method investments	1,635,795,318		1,168,260,788
Reversal of allowance for doubtful accounts	62,875,000		—
Gain on disposition of property and equipment	3,662,749		13,252,100
Reversal of stock based compensation expense	—		97,830,502
Other income	83,662,368		58,339,619
Non-operating expenses		10,628,026,861		11,359,426,497
Loss on foreign currency translation	660,693,918		473,368,659
Loss on foreign exchange transactions	1,455,376,096		417,353,922
Unrealized loss on available-for-sale securities (ELS)	26,815,000
Loss on valuation of equity-method investments	1,978,966,085		7,944,123,978
Loss on impairment of long-term available-for-sale securities	4,784,890,314		657,364,432
Loss on disposal of property and equipment	5,363,445		47,956,973
Loss on retirement of property and equipment	1,360,666		7,894,606
Loss on impairment of intangible assets	39,013,338		1,807,483,500
Litigation charges	1,648,615,200		—
Other losses	26,932,799		3,880,427
Income before income tax		7,069,619,206		4,394,260,231
Income tax expense		3,987,122,451		3,473,319,736
Net income		3,082,496,755		920,940,495
Earnings per share*
Basic and diluted		444		133

*	Each ADS represents one-fourth of one share of our common stock. Therefore, earnings per ADS is one-fourth of earnings per share.

(3) Statements of Appropriation of Retained Earnings for fiscal years ended December 31, 2009 and 2008

	From January 1, 2009		From January 1, 2008
FY 2009	Until December 31, 2009	FY 2008	Until December 31, 2008
Confirmed appropriation date	March 26, 2010	Confirmed appropriation date	March 31, 2009
[Unit: KRW]

	FY 2009	FY 2008
Category	Amount	Amount
Retained earnings before appreciation (Accumulated deficit before disposition)	1,926,762,342	(1,155,734,413)
Unappropriated retained earnings (Undisposed accumulated deficit) carried over from prior year	(1,155,734,413)	(2,076,674,908)
Net income	3,082,496,755	920,940,495
Appropriation	—	—
Unappropriated retained earnings (Undisposed accumulated deficit) carried forwards to subsequent year	1,926,762,342	(1,155,734,413)